Press Release

Harvest Operations Announces Extension of Early Tender Time for Exchange Offer and Consent Solicitation

CALGARY, ALBERTA — May 30, 2016 — Harvest Operations Corp. (“Harvest”) today announced an amendment to its previously announced offer to exchange (the “Exchange Offer”) any and all of its outstanding 6 7/8% Senior Notes due 2017 (the “Old Notes”) for new 2.33% Guaranteed Notes due 2021 (the “New Notes”) issued by Harvest and unconditionally and irrevocably guaranteed (such guarantee, the “Guarantee”) by Korea National Oil Corporation (“KNOC”) and related consent solicitation (the “Consent Solicitation”) to adopt amendments to the indenture governing the Old Notes, which include eliminating certain of the covenants therein

The Exchange Offer and Consent Solicitation are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated May 16, 2016 (as amended or supplemented from time to time, the “Offering Memorandum”) and the related letter of transmittal, and where applicable, the Canadian Private Placement Memorandum.

To encourage additional Eligible Holders (defined below) to tender their Old Notes, Harvest is extending the previously announced “Early Tender Time” of 5:00 p.m., New York City time on May 27, 2016 to 11:59 p.m., New York City time, on June 13, 2016, which is also the previously announced “Expiration Time.” Accordingly, Eligible Holders who validly tender their Old Notes prior to the Expiration Time will be eligible to receive the previously announced “Total Exchange Consideration” of $900 principal amount of New Notes for each $1,000 principal amount of Old Notes accepted for exchange.

All other terms and conditions of the Exchange Offer and Consent Solicitation remain unchanged.

The previously announced withdrawal deadline for the Exchange Offer and Consent Solicitation has now passed and all Old Notes tendered pursuant to the Exchange Offer and Consent Solicitation may not be withdrawn.

The settlement date for the Exchange Offer and Consent Solicitation will be promptly following the Expiration Time and is expected to be within three business days after the Expiration Time.

The Exchange Offer and Consent Solicitation are subject to conditions, including a requirement, unless waived by Harvest, that it receives consents to the Proposed Amendments from holders of a majority of the outstanding principal amount of the Old Notes. Currently, the conditions to the Exchange Offer and Consent Solicitation have not been satisfied. Accordingly, unless additional Old Notes are tendered prior to the Expiration Time, Harvest will have no obligation to consummate the Exchange Offer. Harvest does not intend to waive the conditions to the Exchange Offer, although it reserves the right to do so.

Only holders of Old Notes who certify, by visiting the eligibility website at http://www.dfking.com/harvest, that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or (ii) not “U.S. persons” and are outside of the United States within the meaning of Regulation S under the Securities Act (such persons, “Eligible Holders”), are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offer and Consent Solicitation. To the extent the holder of Old Notes is a resident of Canada, such holder must also certify that it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”), and, if required by a dealer manager that is relying on the “International Dealer” exemption in Canada, that such holder also qualifies as a “permitted client” as defined under National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any questions or requests for assistance related to the Exchange Offer and Consent Solicitation or for copies of the Offering Memorandum and the related letter of transmittal may be directed to D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, at +1 (877) 732-3619 (U.S. toll-free) or +1 (212) 269-5550 (banks and brokers) or email at harvest@dfking.com.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	May 30, 2016

This press release is not an offer to exchange or a solicitation of acceptance of an offer to exchange any securities and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful. None of the Issuer, the Guarantor, the dealer managers, the trustee with respect to the Old Notes, the fiscal agent with respect to the New Notes, the exchange agent and information agent, or any affiliate of any of them, makes any recommendation as to whether Eligible Holders should participate in the Exchange Offer and Consent Solicitation and no one has been authorized by any of them to make such a recommendation.

Neither the New Notes nor the Guarantee has been or will be qualified for distribution under applicable Canadian securities laws. The New Notes are being offered in the provinces and territories of Canada on a private placement basis in accordance with NI 45-106 without the filing of a prospectus. Neither the New Notes nor the Guarantee has been registered under the Securities Act, or any state securities laws of the United States, and they may not be offered or sold directly or indirectly within the United States or to or for the account or benefit of a U.S. person except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. KNOC has also unconditionally and irrevocably guaranteed Harvest’s 2.125% Guaranteed Notes due 2018. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release constitutes “forward-looking statements” which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “projects”, “intends”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. A list and description of the forward-looking statements contained herein and the risks, uncertainties and other matters regarding Harvest, KNOC, the Exchange Offer and Consent Solicitation, the New Notes and the Guarantee can be found in the Offering Memorandum.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement

FOR FURTHER INFORMATION PLEASE CONTACT:

INVESTOR & MEDIA CONTACT:
Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca